16003758

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2016
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68739

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2015** (MM/DD/YY) AND ENDING **12/31/2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bayridge Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

600 Montgomery Street 6th Floor
(No. and street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doris Beegen **415-248-2200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Cayman Ltd.
(Name – *if individual, state last, first, middle name*)

PO Box 31118, Governors Square	Grand Cayman	Cayman Islands	KY1-1205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doris Beegen, affirm (or swear) that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition pertaining to Bayridge Securities, LLC as of December 31, 2015, is true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature [signature]

Date February 22, 2016

Title Chief Financial Officer

Signature C. Chao
Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN FRANCISCO
Subscribed and sworn to (or affirmed) before me this 22 day of FEB, 2016, by DORIS BEEGEN ________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature C. Chao (Seal)

C. CHAO
Commission # 1979041
Notary Public - California
San Francisco County
My Comm. Expires Jun 17, 2016

BAYRIDGE SECURITIES, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel: +1 (345) 943-8800
Fax: +1 (345) 943-8801
Email: mail@bdo.ky
www.bdo.ky

P.O. Box 31118
2nd Floor - Building 3
Governors Square
23 Lime Tree Bay Avenue
Grand Cayman KY1-1205
Cayman Islands

Report of Independent Registered Public Accounting Firm

Board of Directors
Bayridge Securities, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Bayridge Securities, LLC as of December 31, 2015. This financial statement is the responsibility of Bayridge Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bayridge Securities, LLC at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

BDO

Grand Cayman, Cayman Islands
February 22, 2016

BAYRIDGE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

CASH AND CASH EQUIVALENTS	$ 183,021
RECEIVABLE FROM CLEARING BROKER	10,001
OTHER ASSETS	6,729
TOTAL	$ 199,751

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and other accrued expenses	$ 30,256
MEMBER'S EQUITY	169,495
TOTAL	$ 199,751

See notes to Statement of Financial Condition.

1. NATURE OF BUSINESS

Bayridge Securities, LLC (the "Company") is a wholly owned subsidiary of Condor Trading, LP (the "Parent"). The Company was formed in October 2010, but did not commence operations until 2011. The Company received approval to operate and conduct business as a broker dealer in September 2011, and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In prior year(s), the Company's operations consisted primarily of providing placement agent services to publicly traded companies. There were no such types of services provided in the year ended December 31, 2015. The Company does not carry securities accounts for its customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Statement of Financial Condition is expressed in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of the Company's Statement of Financial Condition in accordance with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual amounts could differ from those estimates and these differences could be material.

Cash and Cash Equivalents — The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes — As a limited liability company that is treated as a partnership for income tax purposes, the Company is not directly liable for income taxes.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates.

At December 31, 2015, the Company's net capital was $162,766, which was $157,766 in excess of its minimum requirement of $5,000, pursuant to the requirements of the Rule. The Company's net capital ratio was 0.19 to 1.

4. RECEIVABLE FROM AND DEPOSIT WITH CLEARING BROKER

Receivable from the Company's clearing broker, Goldman Sachs Execution and Clearing L.P., ("Clearing Broker"), is pursuant to the clearance agreement in effect. At December 31, 2015, the Company's receivable from its Clearing Broker is $10,001, and is entirely maintained as clearing deposit.

5. FINANCIAL INSTRUMENTS SUBJECT TO OFF-BALANCE SHEET RISK, CREDIT RISK, OR MARKET RISK

The Company is exposed to credit risk from other brokers, dealers, and financial institutions with which it transacts business, in the event, that, and to the extent that, such counterparties do not fulfill their obligations.

6. CONCENTRATION OF CREDIT RISK

The majority of the Company's cash and cash equivalents are held at a single financial institution in a non-interest bearing account. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's management does not believe the credit risk associated with its cash and cash equivalents is significant due to the financial stability of the financial institution.

7. RELATED-PARTY TRANSACTIONS

In 2011, the Company entered into an expense sharing and personnel allocation agreement (the "Agreement") with the Parent and its affiliated broker dealer, BTIG, LLC ("BTIG"). From time to time, the Parent or BTIG purchases fixed assets, pays operating expenses or allocates personnel costs to the Company. There are no payables to affiliates at December 31, 2015.

8. SEC RULE 15c3-3

The Company is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

The Company is exempt from Rule 15c3-3 as it relates to Possession or Control requirements under the (k)(2)(ii) exemptive provision.

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